Filed by GigOptix, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No.: 333-153362

Subject Company: GigOptix, Inc.

This filing relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger by and among Lumera Corporation, GigOptix LLC, GigOptix, Inc., Galileo Merger Sub L, Inc. and Galileo Merger Sub G, LLC dated as of March 27, 2008.

* * * *

On October 27, 2008, the Securities and Exchange Commission declared effective a registration statement on Form S-4 (File No. 333-153362) filed by GigOptix, Inc., which contains a proxy statement/prospectus regarding the proposed merger, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GIGOPTIX INC., LUMERA CORPORATION, GIGOPTIX LLC AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus and other documents filed in connection with this transaction with the SEC at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents filed by GigOptix, Inc. may be obtained without charge by directing a request to Lumera Corporation, 19910 North Creek Parkway, Bothell, WA 98011-3008, Attention: Investor Relations or by telephoning us at (425) 415-6847.

November 18, 2008

Dear Shareholder:

Proxy material for our December 4, 2008 Annual Meeting of Shareholders was mailed to you a few weeks ago. Our records indicate that we have not yet received your signed proxy card or electronic vote.

Your vote is important. With the Annual Meeting now only a short time away, please act today to be sure your shares are voted in accordance with your wishes. You can vote by telephone, Internet or mail. For your convenience, a duplicate proxy card and return envelope are enclosed, along with telephone and Internet voting instructions.

If you already have voted, we thank you for your prompt response. If you have not voted, we encourage you to do so without delay. Your vote is needed and valued, regardless of the number of shares you own. In the event that two proxies are received from you, the one bearing the latest date will be counted, as it automatically revokes all prior proxies.

Thank you for voting!

Sincerely,

Dr. Joseph Vallner

Interim Chief Executive Officer

Bothell, Washington

On October 27, 2008, the Securities and Exchange Commission declared effective a registration statement on Form S-4 filed by GigOptix, Inc., which contains a proxy statement/prospectus of Lumera regarding the proposed merger transaction between GigOptix and Lumera, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS OF LUMERA TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GIGOPTIX, INC., LUMERA, GIGOPTIX LLC AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus was mailed to Lumera’s stockholders on or about October 28, 2008 seeking their approval of the merger agreement and related matters. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus and other documents filed by Lumera with the SEC at the SEC’s web site at www.sec.gov. Free copies of Lumera’s SEC filings are available on Lumera’s web site at www.lumera.com and also may be obtained without charge by directing a request to Lumera Corporation, 19910 North Creek Parkway, Bothell, WA 98011-3008, Attention: Investor Relations or by telephoning us at (425) 415-6847.

Lumera and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Lumera’s stockholders with respect to the proposed transaction. Information regarding Lumera’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on March 17, 2008, as amended by Form 10-K/A filed with the SEC on March 27, 2008. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document may contain forward-looking information regarding Lumera and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving Lumera and GigOptix, LLC including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Lumera and GigOptix, LLC and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, Lumera undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.